Exhibit 99.1

Canaan Inc. Reports Unaudited Fourth Quarter and Full Year 2019 Financial Results

Hangzhou, China, April 9, 2020 (GLOBE NEWSWIRE) -- Canaan Inc. (NASDAQ: CAN) ("Canaan" or the "Company"), a leading high-performance computing solutions provider, today announced its unaudited financial results for the fourth quarter of 2019 and full year ended December 31, 2019.

Fourth Quarter 2019 Operating and Financial Highlights

Total computing power sold increased by 86.6% to 2.9 million Thash/s from 1.6 million Thash/s in the same period of 2018.

Total net revenues increased 66.8% to RMB463.2 million (US$66.5 million) from RMB277.7 million in the same period of 2018.

Gross loss was RMB673.4 million (US$96.7 million) compared to a gross profit of RMB11.6 million in the same period of 2018.

Net loss was RMB798.2 million (US$114.7 million) compared to RMB27.5 million in the same period of 2018.

Non-GAAP adjusted net loss was RMB750.5 million (US$107.8 million) compared to RMB23.1 million in the same period of 2018.

Full Year 2019 Operating and Financial Highlights

Total computing power sold increased by 47.1% to 10.5 million Thash/s from 7.2 million Thash/s in 2018.

Total net revenues were RMB1,422.6 million (US$204.3 million) compared to RMB2,705.3 million in 2018.

Gross loss was RMB516.0 million (US$74.1 million) compared to a gross profit of RMB508.2 million in 2018.

Net loss was RMB1,034.5 million (US$148.6 million) compared to a net income of RMB122.4 million in 2018.

Non-GAAP adjusted net loss was RMB764.3 million (US$109.8 million) compared to non-GAAP adjusted net income of RMB141.0 million in 2018.

“The success of our initial public offering in November 2019 has elevated the global recognition of our brand and demonstrated the attractiveness of our value proposition to the investment community,” commented Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan. “During the fourth quarter of 2019, we recorded solid top-line year over year growth while further solidifying our market leadership in spite of the increased Bitcoin price volatility  in the quarter. To fuel our growth in the years to come, we will remain focused on the optimization of our supply chains, enhancement of our product offerings, and execution of our new business initiatives. We are confident that our efforts in these areas will improve our ability to further diversify our revenue streams, capture the tremendous growth opportunities within the IC industry, and overcome any potential market obstacles in the future.”

Mr. Quanfu Hong, Chief Financial Officer of Canaan, stated, “Our total net revenues in the fourth quarter grew by 66.8% year over year, driven by increases in total computing power sold in the period. Looking forward, we will continue to invest in the development of our core research and development capabilities and expand into the fields of artificial intelligence and supercomputing. We firmly believe that investment into these new initiatives will position us well to capture those opportunities that will inevitably arise in the wake of the pandemic.”

Fourth Quarter 2019 Financial Results

Total net revenues in the fourth quarter of 2019 increased by 66.8% to RMB463.2 million (US$66.5 million) from RMB277.7 million in the same period of 2018. The growth was mainly driven by increases in total computing power sold. During the fourth quarter of 2019, total computing power sold increased by 86.6% year over year to 2.9 million Thash/s from 1.6 million Thash/s in the same period of 2018.

Cost of revenues in the fourth quarter of 2019 was RMB1,136.7 million (US$163.3 million) compared to RMB266.1 million in the same period of 2018. The increase was primarily due to inventories and prepayments write down of RMB729.0 million (US$104.7 million), which was a result of the significant drop in the Bitcoin price throughout the issue of the financial statements, which drives the significant decrease in both the demand and selling price, as well as the increase in sales volume in terms of Thash.

Gross loss in the fourth quarter of 2019 was RMB673.4 million (US$96.7 million) compared to a gross profit of RMB11.6 million in the same period of 2018.

Total operating expenses in the fourth quarter of 2019 were RMB127.7 million (US$18.3 million) compared to RMB86.2 million in the same period of 2018.

Research and development expenses in the fourth quarter of 2019 were RMB63.6 million (US$9.1 million) compared to RMB51.1 million in the same period of 2018. The increase was mainly due to higher share-based compensation expenses in the fourth quarter of 2019. As a percentage of total net revenues,  research and development expenses in the fourth quarter of 2019 decreased to 13.7% from 18.4% in the same period of 2018 due to the increase in revenue.

Sales and marketing expenses in the fourth quarter of 2019 were RMB7.7 million (US$1.1 million) compared to RMB4.4 million in the same period of 2018. The increase was primarily due to a higher amount in compensation expenses paid to the Company’s sales and marketing staff as a result of the increase in product sales during the fourth quarter of 2019. As a percentage of total net revenues, sales and marketing expenses in the fourth quarter of 2019 increased slightly to 1.7% from 1.6% in the same period of 2018.

General and administrative expenses in the fourth quarter of 2019 were RMB56.4 million (US$8.1 million) compared to RMB30.6 million in the same period of 2018. The increase was mainly due to higher share-based compensation expenses in the fourth quarter of 2019. As a percentage of total net revenues, general and administrative expenses in the fourth quarter of 2019 increased to 12.2% from 11.0% in the same period of 2018.

Loss from operations in the fourth quarter of 2019 was RMB801.2 million (US$115.1million) compared to RMB74.5 million in the same period of 2018.

Net loss attributable to ordinary shareholders in the fourth quarter of 2019 was RMB798.2 million (US$114.7 million) compared to RMB27.5 million in the same period of 2018.

Non-GAAP adjusted net loss in the fourth quarter of 2019 was RMB750.5 million (US$107.8 million) compared to RMB23.1 million in the same period of 2018. Non-GAAP adjusted net loss excludes share-based compensation expense. For further information, please refer to "Use of Non-GAAP Financial Measures" in this release.

Basic and diluted net loss per ADS for the fourth quarter of 2019 was RMB5.34 (US$0.77) compared to RMB0.21 in the same period of 2018. Each ADS represents 15 of the Company's Class A ordinary shares.

As of December 31, 2019, the Company had cash and cash equivalents of RMB516.6 million (US$74.2 million) compared to RMB258.9 million as of December 31, 2018.

Full Year 2019 Financial Results

Total net revenues in 2019 were RMB1,422.6 million (US$204.3 million) compared to RMB2,705.3 million in 2018. The decrease was mainly due to the decline in ASP per Thash sold, which in turn was the result of the Bitcoin price drop that began in 2018. The decrease was partially offset by increases in total computing power sold, which increased by 47.1% year over year to 10.5 million Thash/s in 2019 from 7.2 million Thash/s in 2018.

Cost of revenues in 2019 decreased by 11.8% to RMB1,938.6 million (US$278.5 million) from RMB2,197.2 million in 2018 as a result of realization of inventories and prepayments write down of RMB589.5 million which was recorded in 2018, partially offset by the increase in sales volume of Thash.

Gross loss in 2019 was RMB516.0 million (US$74.1 million) compared to a gross profit of RMB508.2 million in 2018.

Total operating expenses in 2019 were RMB538.5 million (US$77.4 million) compared to RMB375.1 million in 2018.

Research and development expenses in 2019 decreased by 10.9% to RMB169.0 million (US$24.3 million) from RMB189.7 million in 2018, primarily due to the contraction of research and development projects.

Sales and marketing expenses in 2019 decreased by 43.4% to RMB21.9 million (US$3.1 million) from RMB38.7 million in 2018, primarily due to the decrease in sales, as the compensation of our sales and marketing personnel is linked to the actual sales of products.

General and administrative expenses in 2019 were RMB347.6 million (US$49.9 million) compared to RMB146.7 million in 2018. General and administrative expenses in 2019 included RMB247.4 million (US$35.5million) of share-based compensation expenses. The higher share-based compensation was mainly due to the excess of appraised fair value of ordinary shares transferred from existing shareholders to other existing shareholders who were also employees.

Loss from operations in 2019 was RMB1,054.5 million (US$151.5 million) compared to income from operations of RMB133.0 million in 2018.

Net loss attributable to ordinary shareholders in 2019 was RMB1,034.5 million (US$148.6 million) compared to net income attributable to ordinary shareholders of RMB122.4 million in 2018.

Non-GAAP adjusted net loss in 2019 was RMB764.3 million (US$109.8 million) compared to non-GAAP adjusted net income of RMB141.0 million in 2018. Non-GAAP adjusted net loss and non-GAAP adjusted net income excludes share-based compensation expense. For further information, please refer to "Use of Non-GAAP Financial Measures" in this release..

Basic and diluted net loss per ADS in 2019 was RMB7.21 (US$1.04) compared to basic and diluted net income per ADS of RMB0.93 in 2018.

Business Outlook

The first challenge that the Company is facing in 2020 is the COVID-19 outbreak. At the current stage of development, our top priority is the health and safety of our employees. As a result of the impact of the COVID-19 outbreak, a widespread health crisis that adversely affected general commercial activities, the economies, financial markets, as well as the cryptocurrency market activities, we have lowered our expectations for business in the year of 2020. For the first quarter of 2020, the Company expects total revenues not less than RMB60 million. This forecast reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Thursday, April 9, 2020, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Fourth Quarter and Full Year 2019 Earnings Conference Call
Conference ID:	#2844497
Registration Link:	http://apac.directeventreg.com/registration/event/2844497

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through April 16, 2020, by dialing the following numbers:

International:	+61-2-8199-0299

United States Toll Free:	+1-855-452-5696
Mainland China Toll Free:	400-632-2162
Hong Kong, China Toll Free:	800-963-117

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. provides high-performance computing solutions to efficiently solve complex problems. In 2016, Canaan successfully initiated the production of its first 16nm chip and passed the test to receive China's national high-tech enterprise certification. In 2018, Canaan achieved major technological breakthroughs to launch the K210, the world's first-ever RISC-V-based edge artificial intelligence (AI) chip, which is now widely used for access control in situations such as smart door locks and more. Canaan Inc. is currently focused on the R&D of advanced technology, including such areas as AI chips, AI algorithms, AI architectures, system on a chip (SoC) integration and chip integration. Using the AI chip as its base, Canaan Inc. has established an intellectual value chain. Canaan Inc. also provides a suite of AI service solutions and is able to tailor these solutions to the needs of its partners. For more information, please visit: investor.canaan-creative.com.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward−looking statements. Canaan Inc. may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

Use of NonGAAP Financial Measures

In evaluating Canaan’s business, the Company considers and uses adjusted net income as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income (loss) as net income (loss) excluding sharebased compensation expense.

Canaan believes that adjusted net income helps to identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that the Company excludes in adjusted net income. The Company believes that adjusted net income provides useful information about our operating results, enhances the overall understanding of Canaan’s past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure “adjusted net income (loss)” is not defined under U.S. GAAP, is not presented in accordance with U.S. GAAP and has limitations as an analytical tool. One of the key limitations of using adjusted net income (loss) is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Canaan’s business and is not reflected in the presentation of adjusted net income (loss). Further, the non-GAAP financial measure “adjusted net income (loss)” may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Tel: +86-137-5090-0683

Email: IR@canaan-creative.com

ICR Inc.

Jack Wang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	258,940	516,607	74,206
Restricted cash	286,270	8,239	1,183
Short-term investments	—	11,005	1,581
Accounts receivable	23,687	2,872	413
Inventories	585,672	196,067	28,163
Prepayments and other current assets	186,737	206,020	29,593
Income tax receivable	27,054	—	—
Amounts due from related parties	68	—	—
Total current assets	1,368,428	940,810	135,139
Non-current assets:
Property, equipment and software	27,926	22,602	3,247
Right-of-use assets, net	—	22,764	3,270
Other non-current assets	6,340	5,250	754
Total non-current assets	34,266	50,616	7,271
Total assets	1,402,694	991,426	142,410
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts	1,049,011	99,903	14,350
Accounts payable	47,240	99,050	14,228
Notes payable	—	27,462	3,945
Contract liabilities	6,904	8,288	1,190
Income tax payable	609	—	—
Accrued liabilities and other current liabilities	57,952	40,691	5,845
Lease liabilities, current	—	9,838	1,413
Total current liabilities	1,161,716	285,232	40,971
Non-current liabilities:
Lease liabilities, non-current	—	13,399	1,925
Total liabilities	1,161,716	298,631	42,896

Shareholders’ equity:

Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,000,000,000 and 2,372,222,222 shares issued, 1,948,376,000 and 2,350,123,270 shares outstanding as of December 31, 2018 and 2019, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Treasury stocks (US$0.00000005 par value; 51,624,000 and 22,098,952 shares as of December 31, 2018 and 2019, respectively)	—	—	—
Additional paid-in capital	154,970	1,631,609	234,366
Statutory reserves	97,307	97,307	13,977
Accumulated other comprehensive loss	(65,230)	(55,542)	(7,978)
Retained earnings (accumulated deficit)	53,931	(980,579)	(140,851)
Total shareholders’ equity	240,978	692,795	99,514
Total liabilities and shareholders’ equity	1,402,694	991,426	142,410

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the three months ended December 31,			For the years ended December 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Products revenue	276,948	448,289	64,393	2,698,594	1,392,859	200,072
Leases revenue	—	11,267	1,618	—	24,548	3,526
Service revenue	185	1,877	270	5,956	2,668	383
Other revenues	547	1,814	261	741	2,548	366
Total net revenues	277,680	463,247	66,541	2,705,291	1,422,623	204,347
Cost of revenues	(266,055)	(1,136,676)	(163,273)	(2,197,172)	(1,938,626)	(278,466)
Gross profit (loss)	11,625	(673,429)	(96,732)	508,119	(516,003)	(74,119)
Operating expenses:			—
Research and development expenses	(51,140)	(63,609)	(9,137)	(189,680)	(168,982)	(24,273)
Sales and marketing expenses	(4,419)	(7,684)	(1,104)	(38,731)	(21,917)	(3,148)
General and administrative expenses	(30,590)	(56,446)	(8,108)	(146,684)	(347,633)	(49,934)
Total operating expenses	(86,149)	(127,739)	(18,394)	(375,095)	(538,532)	(77,355)
Income (loss) from operations			—
Interest income	1,337	1,793	258	4,234	3,853	553
Investment income	911	179	26	3,162	3,055	439
Interest expense and guarantee fee	(18,889)	(1,395)	(200)	(53,069)	(20,038)	(2,878)
Foreign exchange (loss) gains, net	1,470	(1,392)	(200)	(1,178)	6,809	978
Value added tax refunds	7,111	905	130	110,231	1,253	180
Other (loss) income, net	(621)	2,867	412	3,838	25,093	3,604
Income (loss) before income tax expenses	(83,205)	(798,211)	(114,656)	200,242	(1,034,510)	(148,598)
Income tax expense	55,689	—	—	(77,810)	—	—
Net income (loss)	(27,516)	(798,211)	(114,656)	122,432	(1,034,510)	(148,598)
Foreign currency translation adjustment, net of nil tax	2,306	(3,272)	(470)	(65,230)	9,688	1,392
Total comprehensive income (loss)	(25,210)	(801,483)	(115,126)	57,202	(1,024,822)	(147,206)
Weighted average number of shares used in per share calculation:
— Basic	1,948,376,000	2,240,601,754	2,240,601,754	1,964,499,660	2,153,172,769	2,153,172,769
— Diluted	1,948,376,000	2,240,601,754	2,240,601,754	1,978,161,073	2,153,172,769	2,153,172,769
Net earnings (loss) per share (cent per share)
— Basic	(1.41)	(35.62)	(5.12)	6.23	(48.05)	(6.90)
— Diluted	(1.41)	(35.62)	(5.12)	6.19	(48.05)	(6.90)
Share-based compensation expenses were included in:
Research and development expenses	2,401	17,649	2,535	9,611	22,465	3,227
Sales and marketing expenses	215	28	4	1,088	358	51
General and administrative expenses	1,779	30,018	4,312	7,887	247,419	35,540

The table below sets forth a reconciliation of net income (loss) to adjusted net income (loss) for the years/period indicated:

	For the three months ended December 31,			For the years ended December 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss)	(27.5)	(798.2)	(114.7)	122.4	(1,034.5)	(148.6)
Add: Share-based compensation expense	4.4	47.7	6.9	18.6	270.2	38.8
Adjusted net income (loss)	(23.1)	(750.5)	(107.8)	141.0	(764.3)	(109.8)